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                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

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In the Matter of:


  CENTERPOINT ENERGY, INC.               CERTIFICATE OF NOTIFICATION
  1111 Louisiana
  Houston, Texas  77002

  (70-10162)


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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     THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of CenterPoint Energy, Inc. in the above-captioned file (the "Application") and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27775 (December 18, 2003)) (the "Order"), CenterPoint Energy, Inc. (the "Company" or "CenterPoint") is reporting the following information for itself and its subsidiaries. Unless defined herein, capitalized terms have the meaning given them in the Application.

     1. The Order authorized the formation of CenterPoint Energy Service Company, LLC (the "Service Company") as a common service company for the companies in the CenterPoint Energy, Inc. public utility holding company system. In the Order, the Commission required the Company to file this Rule 24 Certificate to provide details and analysis of a 3-part allocation methodology for certain corporate governance costs. That information is set forth below and in the attachment to this filing.


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     2.   Allocation Methodology

          The Service Company utilizes a three-factor allocation formula to allocate corporate governance costs among the business units. That factor utilizes total assets (weighted at 40%), total revenues (weighted at 40%) and head count (weighted at 20%). For purposes of the head count calculation, individuals who are corporate officers of the parent holding company are deemed employees of that company. Attached as Exhibit A is a statement setting forth the various costs that have been identified as corporate governance costs for the corporate services provided by the Service Company and the allocation of those costs to the various business units based on the corporate governance allocation formula.

     3.   Confidential Treatment Requested

          The Service Company requests confidential treatment for Exhibit A in that it includes confidential information for CenterPoint Energy and its subsidiaries.



                           CENTERPOINT ENERGY, INC.

                           By:  /s/  Rufus S. Scott
                                ----------------------------------
                                Rufus S. Scott
                                Vice President, Deputy General Counsel and
                                Assistant Corporate Secretary


Dated:  August 27, 2004


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Exhibits

Exhibit        Description


Exhibit A      Presentation of Composite Ratio Allocations of Governance Costs
               for 2004 of CenterPoint Energy, Inc. and its subsidiaries.
               (Confidential treatment requested.)


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